Keysight Technologies, Inc.

1400 Fountaingrove Parkway

Santa Rosa, CA 95403

VIA EDGAR

Mr. Russell Mancuso
Branch Chief
Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                 Keysight Technologies, Inc.
Amendment No. 7 to Registration Statement on Form 10
Filed September 22, 2014
File No.  001-36334

Dear Mr. Mancuso:

On behalf of Keysight Technologies, Inc. (the “Company”), this letter provides additional information with respect to certain disclosure set forth in Amendment No. 7 (“Amendment No. 7”) to the Company’s Registration Statement on Form 10 (File No. 001-36334), in response to a request from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) during a telephone conversation with counsel to the Company on September 25, 2014.  Terms not otherwise defined in this letter have the meanings set forth in Amendment No. 7.

The Staff has requested that the Company provide certain clarifications with respect to the following disclosure set forth on page 137 of the information statement filed as Exhibit 99.1 to Amendment No. 7:

“subject to the discussion below regarding Section 355(e) of the Code, neither Keysight nor Agilent will recognize any gain or loss for U.S. federal income tax purposes upon the separation and the distribution of Keysight common stock and no amount will be includable in the income of Agilent or Keysight as a result of the separation and the distribution, other than taxable income or gain possibly arising out of internal reorganizations and restructurings undertaken in connection with the separation and distribution (including with respect to any portion of the cash distribution from Keysight to Agilent that is not used for qualifying purposes) and with respect to any items required to be taken into account under U.S. Treasury regulations relating to consolidated federal income tax returns;”

The Company presently estimates that the Company and Agilent will incur foreign, state and local taxes with respect to a limited number of internal reorganization and restructuring transactions undertaken in connection with the separation and distribution and will incur federal taxes with respect to items required to be taken into account under U.S. Treasury regulations relating to consolidated federal income tax returns.  However, these amounts are currently estimates, are subject to change and in any event would be immaterial to the Company and Agilent.  Agilent expects that all of the cash distribution from the Company to Agilent will be used for qualifying purposes, so Agilent should not generate taxable income or recognize gain with respect to any portion of such cash distribution.

In addition, as a supplement to the letter submitted to the Staff by counsel to the Company on September 22, 2014, the Company hereby acknowledges, with respect to the filing referenced above, that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (707) 577-4114 or by email at stephen_d_williams@keysight.com.

Sincerely,

/s/ Stephen Williams

Stephen Williams
General Counsel and Secretary
Keysight Technologies, Inc.

cc (via e-mail):
Raaj Narayan
Wachtell, Lipton, Rosen & Katz